UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of September 2007

Commission File Number: 0-51212

----------------------------------------------------

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated September 14, 2007
2	News Release dated September 28, 2007
3	Material Change Report dated September 28, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2007	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

Jet Gold Corp

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD CLARIFIES TECHNICAL DISCLOSURE OF NASKEENA COAL PROJECT

Vancouver, B.C. – September 14, 2007 — Robert L. Card, President of Jet Gold Corp. (the “Company”), reports that as a result of a review by the British Columbia Securities Commission (BCSC), the Company is issuing the following news release to clarify recent technical disclosure relating to the Naskeena Coal Project near Terrace, B.C.

Specifically, the Company reported in a news release dated January 25, 2007, that the Naskeena Coal Project contains “an inferred resource of 200 million tonnes of high-grade smokeless thermal coal,” based on a report written by G.F. Monckton, Geologist, in 1913.

The Company was required to file a technical report compliant with National Instrument (NI) 43-101 reporting standards within 45 days to support disclosure of this historical resource. The Company was unable to provide a suitable report within the required timeframe, and therefore retracts all resource estimates as they are not supported by a compliant NI 43-101 technical report and should not be relied on. A Qualified Person has not done sufficient work to classify any historical estimate as current mineral resources.

The Company also wishes to report that a 43-101 report on the Naskeena Coal Project, did not verify the existence of the historic estimate, is nearing completion and will be filed on SEDAR when completed. The Company will also be issuing a news release summarizing results and recommendations and confirming the continuation of drilling, which is expected in October 2007.

Brian Simmons P.Eng., an independent person to the Company, is a qualified person as defined by National Instrument 43-101, reviewed the content of the news release

On behalf of the Board of Directors

Jet Gold Corp

“Robert L. Card”

Robert L. Card

President

Investor Contact:

Robert L. Card

Jet Gold Corp.

604-687-7828, 1-888-687-7828

Jetgoldcorp@shaw.ca

www.jetgoldcorp.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Jet Gold Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof, and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

_____________________________________________________________________________________________________________________

Jet Gold Corp

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

TSX.V: JAU

JET GOLD CORP AND LEEWARD CAPITAL SUSPENDING MYANMAR OPERATIONS

Vancouver, B.C. – September 28, 2007 – Robert L. Card, President of Jet Gold Corp. reports that Jet Gold and Leeward Capital have decided to suspend their exploration operations in Myanmar and withdraw from the Set Ga Done Gold Property.  This action is dictated by the recent political instability and the inability of Quad Energy S.A. to fund the exploration program.

The companies have operated successfully in Myanmar for many years.  We have employed Myanmar geologists and geotechnical staff for the last five years in our exploration programs.  We have co-operated with the Department of Geological Survey and Minerals Exploration (DGSE) in evaluating the gold potential of Myanmar.  However, recently it has been increasingly difficult to operate under the inflexible and bureaucratic rules imposed on our operations.

On behalf of the Board of Directors

JET GOLD CORP

“Robert L. Card”

Robert L Card

President.

Investor Contact:

Robert L Card

Jet Gold Corp

604 687 7828 – 1 888 687 7828

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release

________________________________________________________________________________________________________________________

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

REPORTING ISSUER

Jet Gold Corp.

(“Jet Gold” or the "Company")

1102 – 475 Howe Street

Vancouver, BC   V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

September 28, 2007

ITEM 3

PRESS RELEASES

Issued September 28, 2007 at Vancouver, BC

ITEM 4

SUMMARY OF MATERIAL CHANGE

Jet Gold and Leeward Capital have decided to suspend their exploration operations in Myanmar and withdraw from the Set Ga Done Gold Property.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold and Leeward Capital have decided to suspend their exploration operations in Myanmar and withdraw from the Set Ga Done Gold Property.  This action is dictated by the recent political instability and the inability of Quad Energy S.A. to fund the exploration program.

The companies have operated successfully in Myanmar for many years.  We have employed Myanmar geologists and geotechnical staff for the last five years in our exploration programs.  We have co-operated with the Department of Geological Survey and Minerals Exploration (DGSE) in evaluating the gold potential of Myanmar.  However, recently it has been increasingly difficult to operate under the inflexible and bureaucratic rules imposed on our operations.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7

OMITTED INFORMATION

Not applicable.

ITEM 8

EXECUTIVE OFFICER

Robert Card, President at (604) 687-7828

ITEM 9

DATE OF REPORT

September 28, 2007

JET GOLD CORP.

“Robert L. Card”

Robert L. Card

President